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                             December 21, 2020

       Panna Sharma
       President and Chief Executive Officer
       Lantern Pharma Inc.
       1920 McKinney Avenue
       Dallas, Texas 75201

                                                        Re: Lantern Pharma Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 16,
2020
                                                            CIK 0001763950

       Dear Mr. Sharma:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Daniel K. Donahue, Esq.